AB
3/16

[redacted]

15025004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aria Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Central Ave Ste 400
(No. and Street)

St. Petersburg	FL	33703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Zwack — 727-561-0900 x101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA (PCAOB #3584
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	Daytona Beach Shores	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/17/15

OATH OR AFFIRMATION

I, John A. Zwack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aria Capital Advisors, LLC, as of December 31, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KOLLEEN INKPEN
Notary Public - State of Florida
Commission # FF 182752
My Comm. Expires Dec 11, 2018
Bonded through National Notary Assn.

Signature

Managing Director

Title

STATE OF FLORIDA
COUNTY OF PINELLAS
SUBSCRIBED AND SWORN TO (OR AFFIRMED)
BEFORE ME THIS: MARCH 2, 2015
BY JOHN ANTHONY ZWACK
WHO IS PERSONALLY KNOWN TO ME OR HAS/HAVE PRODUCED FL DRIVER'S LICENSE
AS IDENTIFICATION

Kolleen Inkpen
NOTARY SIGNATURE

Kolleen Inkpen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARIA CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2014

ARIA CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of ARIA CAPITAL ADVISORS, LLC

We have audited the financial statements of ARIA CAPITAL ADVISORS, LLC ("Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, nut not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARIA CAPITAL ADVISORS, LLC as of December 31, 2014,and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of ARIA CAPITAL ADVISORS, LLC's financial statements. The supplemental information is the responsibility of ARIA CAPITAL ADVISORS, LLC'S management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 24, 2015

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS		For Year Ended December 31, 2014
CURRENT ASSETS		
Cash and cash equivalents	$	80,842
Other currents assets		846
Total current assets		81,688
Furniture and equipment, less accumulated depreciation		6,444
TOTAL ASSETS	$	88,132
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued expense	$	1,103
Total current liabilities		1,103
MEMBERS' EQUITY		
Undistributed earnings		87,029
Total Stockholders' Equity		87,029
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	88,132

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2014

		2014
REVENUES:		
Fee income	$	54,600
Interest income		90
Total revenue	$	54,690
EXPENSES:		
Referral fees		43,240
Professional fees		9,198
Regulatory fees		2,090
Other operating expenses		16,729
Total expenses		71,257
NET (LOSS) FROM OPERATIONS	$	(16,567)

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2014

		Total Member's Equity
Balances, December 31, 2013	$	170,596
Plus Capital Contributions		-
Less Distributions		(67,000)
Net income (loss) for 2014		(16,567)
Balances, December 31, 2014	$	87,029

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(16,567)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		2,171
Net change in operating assets and liabilities:		
Other current assets		2,495
Other non-current assets		-
Other current payables		-
Accrued expense		(1,291)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(13,192)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		(67,000)
Net change Capital contributions		-
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		(67,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(80,192)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		161,034
CASH AND CASH EQUIVALENTS, END OF YEAR	$	80,842

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
ARIA CAPITAL ADVISORS, LLC ("Company") is a registered broker-dealer headquartered in Tampa, Florida. The Company's services include advisory for the mergers and acquisitions, and private placements. The Company was organized as a limited liability company on July 22, 2003, with a perpetual period of duration. It received approval as a broker-dealer from the Securities and Exchange Commission ("SEC") effective August 25, 2004. The Company is a member of the Financial Industry Regulatory Authority.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal, state and certain local income taxes. Accordingly, the Company does not file a separate income tax returns for federal, state or local purposes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2014) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2014.

Note 3 Equipment

December 31, 2013	
Office equipment and software	$ 55,575
Vehicles	49,805
Furniture and fixtures	32,030
Subtotal	137,410
Less accumulated depreciation	(130,966)
Equipment (Net of accumulated depreciation)	$ 6,444

Note 4 Commitments and Contingencies

The Company has no commitments and contingencies.

Note 5 Related party Transactions

The Company no longer utilizes an expense sharing agreement with Garrison Investment Group LP (the "Affiliate").

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2014, the Company has net allowable capital of $79,739 which exceeded the required net capital by $73,739.

Note 7 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 8 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

ARIA CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	87,029
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		87,029
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2013		-
Total capital and allowable subordinated liabilities		87,029
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		6,444
Other current assets		846
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		79,739
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	79,739
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	74
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		74,739
Net capital		73,739

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	1,103
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	1,103
Ratio: Aggregate indebtedness to net capital		1.38%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2013)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		79,739
Net audit adjustments		-
Net capital per above		79,739

NOTE: There are no material differences between the above compution of net capital and the corresponding computation as submitted by the Compay with the unaudited Form X-17A-5 Part II Filing as of December 31, 2014.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Aria Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Aria Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are no aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 16c3-3 under the securities Exchange Act f 1934.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 24, 2015

<u>**EXEMPTION REPORT**</u>

We confirm, to the best of our knowledge and belief, that:

1. Aria Capital Advisors, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. Aria Capital Advisors, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

John Zwack, President

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of Aria Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Aria Capital Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Aria Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Aria Capital Advisors, LLC's management is responsible for Aria Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

ORIGINAL

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066407 FINRA DEC
ARIA CAPITAL ADVISORS LLC 15*15
475 CENTRAL AVE STE 400
ST PETERSBURG FL 33701-3859

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John A. Zwack / 727-561-0900 x101

2. A. General Assessment (item 2e from page 2) $136.50

   B. Less payment made with SIPC-6 filed (exclude interest) (136.50)
   9/16/2013
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $n/a

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $n/a

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aria Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

Dated the 28th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 14
and ending December 31, 20 14
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 54,600

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 54,600

2e. General Assessment @ .0025 $ 136.50

(to page 1, line 2.A.)